Exhibit 99.11

EQUINOX GOLD CORP.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2018 and 2017

(Expressed in thousands of United States dollars, unless otherwise stated)

Unaudited

EQUINOX GOLD CORP. Condensed Consolidated Interim Statements of Financial Position (Unaudited, expressed in thousands of United States dollars)
	Note	June 30, 2018	December 31, 2017

Assets

Current assets
Cash and cash equivalents		$65,244	$67,958
Accounts receivable, prepaid expenses and deposits		3,784	11,826
Inventory		425	3,158
Marketable securities		253	3,327
Assets held for sale	9	13,466	-

		83,172	86,269

Exploration and evaluation assets		181,632	181,632
Mineral property, plant and equipment	4	199,554	163,672
Goodwill	9	-	22,581
Other assets	5	24,398	32,169

		405,584	400,054
		$488,756	$486,323

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$7,318	$15,156
Current portion of loans and borrowings	6	10,458	14,817
Current portion of unearned revenue		-	583
Liabilities associated with assets held for sale	9	5,252	-

		23,028	30,556

Loans and borrowings	6	54,591	28,644
Unearned revenue		-	3,623
Reclamation obligations		4,543	5,422
Production-linked liability		4,715	4,426
Derivative liabilities	7	22,993	37,784
Deferred tax liability		9,068	7,685
Other long-term liabilities		2,762	2,806

		121,700	120,946

Shareholders’ Equity
Share capital	8	416,205	383,297
Reserves		13,454	12,742
Deficit		(70,080)	(38,793)

Equity attributable to Equinox Gold Corp. shareholders		359,579	357,246

Non-controlling interests		7,477	8,131

		367,056	365,377
		$488,756	$486,323

Commitments and contingencies (notes 6, 9 and 16)
Subsequent events (notes 9 and 18)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2

EQUINOX GOLD CORP. Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited, expressed in thousands of United States dollars, except share and per share amounts)
	Three months ended June 30,			Six months ended June 30,
		2018	2017	2018	2017
	Note		(note 9)		(note 9)

General and administration expenses
Salaries and benefits		$818	$1,084	$1,684	$1,115
Professional fees		741	348	1,047	537
Office and other expenses		726	680	1,384	946
Share based compensation		1,001	245	2,585	280
Amortization		20	63	41	64

		3,306	2,420	6,741	2,942
Exploration expenses	10	2,727	2,523	5,684	2,954
Mine care and maintenance costs		-	3,117	-	3,117

Loss from operations		(6,033)	(8,060)	(12,425)	(9,013)

Finance expense		(741)	(1,095)	(1,533)	(1,935)
Finance income		2,288	209	3,068	308
Other income (expense)	11	4,192	20,890	6,908	26,483

Net income (loss) before tax		(294)	11,944	(3,982)	15,843
Deferred income tax expense		(1,383)	-	(1,383)	-
Net income (loss) from continuing operations		(1,677)	11,944	(5,365)	15,843
Loss from discontinued operation	9	(25,824)	(487)	(26,576)	(1,401)
Comprehensive income (loss)		$(27,501)	$11,457	$(31,941)	$14,442

Net income (loss) from continuing operations attributable to
Equinox Gold shareholders		$(1,660)	$11,944	$(5,348)	$15,843
Non-controlling interests		(17)	-	(17)	-
		$(1,677)	$11,944	$(5,365)	$15,843

Comprehensive income (loss) attributable to
Equinox Gold shareholders		$(26,952)	$11,600	$(31,287)	$14,682
Non-controlling interests		(549)	(143)	(654)	(240)
		$(27,501)	$11,457	$(31,941)	$14,442

Net income (loss) per share from continuing operations
Basic	13	$(0.00)	$0.07	$(0.01)	$0.13
Diluted		$(0.00)	$0.03	$(0.01)	$0.06

Comprehensive income (loss) per share
Basic		$(0.06)	$0.07	$(0.07)	$0.12
Diluted		$(0.06)	$0.03	$(0.07)	$0.06

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

3

EQUINOX GOLD CORP. Condensed Consolidated Interim Statements of Cash Flows (Unaudited, expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Cash provided by (used in)

Operations
Net income (loss) for the period	$(27,501)	$11,457	$(31,941)	$14,442
Adjustments for:
Share based payments	1,001	245	2,585	280
Change in fair value of derivative liabilities	(9,951)	(21,215)	(14,533)	(25,685)
Unrealized foreign exchange loss	2,858	1,009	3,093	682
Finance expense	741	1,087	1,533	1,946
Interest paid	(404)	-	(557)	(619)
Impairment of held for sale assets	24,135	-	24,135	-
Loss on settlement of debt	-	-	1,299	-
Deferred income tax expense	1,383	-	1,383	-
Other	(1,286)	530	(244)	244
Changes in non-cash working capital:
Accounts receivable, prepaid expenses and deposits	4,855	(794)	2,342	(1,966)
Inventory	350	(987)	(65)	(1,537)
Accounts payable and accrued liabilities	(1,068)	(959)	(8,499)	(285)

	(4,887)	(9,627)	(19,469)	(12,498)
Investing
Capital expenditures	(19,665)	(1,253)	(38,651)	(1,376)
Proceeds from sale of assets	502	23	502	23
Purchase of marketable securities	-	-	-	(645)
Proceeds from sale of marketable securities	1,788	-	1,971	593
Proceeds from Serabi Gold plc receivable	4,741	-	4,741	-
Cash acquired on acquisition of Luna Gold Corp., net of advances	-	-	-	1,687

	(12,634)	(1,230)	(31,437)	282
Financing
Proceeds from equity financing, net of issuance costs	-	-	14,750	61,437
Repayment of long-term debt	(800)	-	(800)	(20,827)
Proceeds from Sprott facility, net of cash financing fees paid	38,921	-	38,921	-
Proceeds from stock options and warrants exercised	248	-	524	-

	38,369	-	53,395	40,610

Effect of foreign exchange on cash and cash equivalents	(4,620)	(525)	(4,779)	(328)

Increase (decrease) in cash and cash equivalents	16,228	(11,382)	(2,290)	28,066

Cash and cash equivalents, beginning of period	49,440	80,079	67,958	40,631

Cash and cash equivalents, end of period (includes cash held for sale (note 9))	$65,668	$68,697	$65,668	$68,697

Supplemental cash flow information (note 14)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

4

EQUINOX GOLD CORP. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited, expressed in thousands of United States dollars, except share amounts)
	Share Capital
	Shares	Amount	Foreign currency translation	Other reserves	Deficit	Non- controlling interests	Total
December 31, 2017 (as reported)	404,749,044	$383,297	$(752)	$13,372	$(38,371)	$8,131	$365,677
Adjustment on initial application of IFRS 15 (note 17(a))	-	-	-	-	(300)	-	(300)
Adjustment on initial application of IFRS 9 (note 17(b))	-	-	-	122	(122)	-	-

December 31, 2017	404,749,044	383,297	(752)	13,494	(38,793)	8,131	365,377
Shares issued to settle debenture (note 6(b))	18,518,518	15,504	-	-	-	-	15,504
Share issued on exercise of shareholder anti-dilution right (note 8(a))	21,000,000	15,239	-	-	-	-	15,239
Share issue costs	-	(489)	-	-	-	-	(489)
Shares issued on exercise of warrants, stock options and RSUs	2,215,971	2,654	-	(1,873)	-	-	781
Share-based compensation	-	-	-	2,585	-	-	2,585
Net loss	-	-	-	-	(31,287)	(654)	(31,941)
Balance June 30, 2018	446,483,533	$416,205	$(752)	$14,206	$(70,080)	$7,477	$367,056

Balance December 31, 2016 (as reported)	67,482,953	$81,560	$(752)	$6,986	$(21,557)	$1,156	$67,393
Adjustment on initial application of IFRS 9 (note 17(b))	-	-	-	(492)	492	-	-

December 31, 2016	67,482,953	81,560	(752)	6,494	(21,065)	1,156	67,393
Shares issued on acquisition of Luna Gold Corp.	48,446,123	56,364	-	1,569	-	-	57,933
Shares issued in financings	41,709,586	48,526	-	-	-	-	48,526
Shares issued to settle debt	19,459,538	22,639	-	-	-	-	22,639
Shares issued on exercise of warrants	634,572	781	-	-	-	-	781
Share issue costs	-	(1,481)	-	-	-	-	(1,481)
Share based compensation	-	-	-	500	-	-	500
Net income (loss)	-	-	-	-	14,682	(240)	14,442
Balance June 30, 2017	177,732,772	$208,389	$(752)	$8,563	$(6,383)	$916	$210,733

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

5

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

1. NATURE OF OPERATIONS

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. The Company changed its name from Trek Mining Inc. to Equinox Gold Corp. on December 22, 2017 and from JDL Gold Corp. to Trek Mining Inc. on March 31, 2017. Equinox Gold’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbol “EQXGF” and “EQXWF”, respectively.

At June 30, 2018, the Company’s principal assets are its wholly-owned, past-producing Aurizona gold mine (“Aurizona” or “Aurizona Project”) in Maranhão, Brazil and its wholly-owned, past-producing Castle Mountain gold mine (“Castle Mountain”) in California, USA. On January 8, 2018, Equinox Gold announced that its Board of Directors had approved full-scale construction of Aurizona and the project was therefore reclassified as a development asset from its previous status of care and maintenance.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

As at June 30, 2018, the Company had a cash balance of $65.2 million, positive working capital and a project debt facility. When combined, the Company believes these are sufficient to fund construction of new and expanded infrastructure at Aurizona, other required activities to achieve a planned mine restart at Aurizona in late 2018, as well as the Company’s business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

2. BASIS OF PREPARATION
(a) Statement of compliance and basis of presentation
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited consolidated financial statements for the year ended December 31, 2017. Except as described in note 2(b), the accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017
These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 2, 2018.
(b) Accounting changes
See note 17(a) and (b) for adoption of new accounting standards IFRS 15 and IFRS 9 that are effective January 1, 2018.
6

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

2. BASIS OF PREPARATION (CONTINUED)
(c) Accounting pronouncements not yet adopted
IFRS 16 - Leases

On January 1, 2019, the Company will adopt IFRS 16 - Leases (“IFRS 16”), replacing IAS 17 - Leases. The new standard introduces significant changes to how lessees account for leases and aims to bring most leases into which a lessee has entered on-balance sheet. IFRS 16 is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense, finance costs and classification of cash flows of these entities.

It is not possible at this time for the Company to make reasonable quantitative estimates of the effects of adoption of IFRS 16 but management has developed an implementation plan to determine the impact on the consolidated financial statements. The Company expects the time frame to develop and implement the accounting policies, estimates and processes will continue into the latter part of 2018.

3. USE OF JUDGMENTS AND ESTIMATES
In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2017.

4. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral Properties	Plant, Machinery and equipment	Pre-development assets	Construction in-progress	Computer and office equipment	Total
Cost
December 31, 2017	$72,592	$47,873	$44,194	$-	$223	$164,882
Transfers	-	-	(44,194)	44,194	-	-
Additions	-	489	-	43,235	3	43,727
Impairment loss on held for sale assets	-	(1,335)	-	(206)	(13)	(1,554)
Reclassified to held for sale	-	(4,612)	-	(552)	(60)	(5,224)
Disposals	-	(557)	-	-	-	(557)
June 30, 2018	$72,592	$41,858	$-	$86,671	$153	$201,274

Accumulated depreciation
December 31, 2017	$-	$1,167	$-	$-	$43	$1,210
Additions	-	1,521	-	-	50	1,571
Reclassified to held for sale		(1,032)			(29)	(1,061)
June 30, 2018	$-	$1,656	$-	$-	$64	$1,720

Net book value
December 31, 2017	$72,592	$46,706	$44,194	$-	$180	$163,672
June 30, 2018	72,592	40,202	-	86,671	89	199,554

7

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

4. MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED )
As a result of the Board of Directors’ approval of full-scale construction at Aurizona in January 2018, the Company transferred $44.2 million related to early construction activities performed in 2017 at Aurizona from pre-development assets to construction-in-progress. During the six months ended June 30, 2018, the Company capitalized to construction-in-progress $43.2 million of costs, which includes interest on the Aurizona Project debt totaling $1.9 million.

5. OTHER ASSETS
	June 30, 2018	December 31, 2017
Value-added taxes receivable	$7,344	$10,852
Long term receivable from Serabi Gold plc (note 18(a))	10,401	10,070
Deferred charges	2,988	7,528
Consumable stores inventory	2,978	2,978
Reclamation bonds	253	253
Other receivables	434	488
	$24,398	$32,169

6. LOANS AND BORROWINGS
	Note	June 30, 2018	December 31, 2017
Credit facility	(a)	$48,622	$13,255
Debenture	(b)	16,427	29,370
Secured debt		-	836
		65,049	43,461
Less current portion		10,458	14,817
Long-term portion		$54,591	$28,644

(a) Credit facility and production linked liability

On December 18, 2017, through its wholly-owned subsidiary, Aurizona Goldfields Corp. (“AGC”), the Company closed a construction debt financing package with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) for the construction of the Aurizona mine. The financing package is composed of an $85 million senior secured non-revolving credit facility (the “Credit Facility”), a production payment agreement and 8 million share purchase warrants issued to the lender. The Company made an initial draw of the Credit Facility of $15 million in December 2017. The draw was recognized initially at its fair value and subsequently at amortized cost with interest expense recognized at the effective interest rate of 12.5%. On initial recognition, the loan commitment for the remaining $70.0 million was recognized as deferred charges.

During May 2018, the Company drew an additional $40 million of the Credit Facility, bringing the total principal amount drawn to $55 million. The increase to loan payable as a result of the additional draws was $34.4 million, which is net of $4.5 million reallocated from deferred charges and $1.1 million of loan draw fees. The resulting effective interest rate on the total drawn portion of the credit facility is 15%.

As part of the financing package, the Company entered into a Production Payment Agreement (“PPA”) with Sprott, whereby the Company agreed to pay in cash a fixed $20 per ounce on 75% of the first 400,000 gold ounces produced at the Aurizona mine. This production-linked is recorded at amortized cost based on an effective interest rate of 12.1%. Accretion of the production-linked liability is included in finance costs.

8

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

6. LOANS AND BORROWINGS (CONTINUED)

Sprott, for its Credit Facility, and Sandstorm, for its debenture (note 6(b)) and royalty, are both creditors of Aurizona. Security provided for the Credit Facility includes: 1) general security in favour of Sprott; 2) blocked account agreements in favour of Sprott on bank accounts of Mineração Aurizona S.A. (“MASA”) and AGC; 3) fiduciary assignments to Sprott and Sandstorm of (i) all gold produced from Aurizona, (ii) all Aurizona machinery and equipment, and (iii) all MASA shares held by AGC; and 4) a mineral rights pledge agreement to Sprott and Sandstorm. In addition, Equinox Gold, Luna Gold Corp. (“Luna”) (a company acquired by Equinox Gold) and MASA guaranteed the obligations arising out of the Credit Facility and production payment agreement.

The Credit Facility is subject to conditions and covenants, including maintenance of minimum cash and working capital balances. As at June 30, 2018, the Company is in compliance with these covenants.

(b) Debenture
At December 31, 2017, the Company had a $30 million debenture with Sandstorm Gold Ltd. (“Sandstorm”) (the “Sandstorm Debenture”). The Sandstorm Debenture bears interest at a rate of 5% per annum and was repayable in three equal annual tranches of $10 million plus outstanding accrued interest beginning June 30, 2018. The Company has the right to repay the principal and interest owing on each repayment date with common shares of the Company. The number of common shares to be issued is determined based on the principal and interest to be repaid divided by the higher of C$0.90 per share and the 20-day volume weighted average Canadian dollar trading price of the Company’s common shares (the “Conversion Price”) provided that Sandstorm owns less than 20% of the outstanding common shares of the Company after such share issuance.
On January 3, 2018, Sandstorm sold to Ross Beaty, who was appointed the Company’s Chairman on January 4, 2018, $15.0 million principal of the Sandstorm debenture. In connection with this transaction, the Company agreed to amend the Sandstorm Debenture such that the $15.0 million principal purchased by Mr. Beaty was settled immediately via conversion to 18,518,518 Equinox Gold common shares. The Sandstorm Debenture was also modified on January 3, 2018, such that: (i) $3.9 million of outstanding accrued interest was added to the principal; (ii) the June 30, 2018 instalment payment was eliminated; (iii) the June 30, 2019 instalment payment is $9.0 million principal plus outstanding accrued interest; and (iv) the final instalment payment on June 30, 2020 instalment is $9.9 million principal plus outstanding accrued interest. No financing costs were incurred in respect of the transaction.
The Company recognized a loss of $1.3 million on settlement of $15.0 million principal of the Sandstorm Debenture, which was determined by the difference between the $15.5 million fair value of the shares issued and the carrying value of the portion of the debenture extinguished. The carrying value of the portion extinguished was determined based on the relative fair values of the settled and outstanding portions of the Sandstorm Debenture as of January 3, 2018.
The Company determined the amendments to the Sandstorm Debenture did not result in a substantial modification of the instrument. At June 30, 2018, the carrying value of principal and accrued interest due is $16.4 million. Interest on the Sandstorm Debenture is recognized at the effective interest rate of 11.45% which amortizes the difference between the carrying value and the principal amount over the term to maturity.

9

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

7. DERIVATIVE LIABILITIES
The functional currency of the Company is the US dollar. As the exercise price of certain of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability at fair value through net income or loss.
The fair value of the warrants is determined using the Black Scholes option pricing model at the period end date or the market price on the TSX-V for warrants that are trading.
The fair value of 43.1 million non-traded warrants was calculated with the following weighted average assumptions:
	June 30, 2018	December 31, 2017
Risk-free rate	2.0%	1.7%
Expected life	2.7 years	3.1 years
Expected volatility	53.8%	68.2%
Expected dividend	0.0%	0.0%
Share price (C$)	$0.98	$1.12
The fair value of 80.5 million traded warrants was based on the market price of C$0.21 per warrant on June 30, 2018 (December 31, 2017 - C$0.33).

8. SHARE CAPITAL
(a) Authorized and issued
The Company is authorized to issue an unlimited number of common shares with no par value. At June 30, 2018, 446.5 million common shares were issued and outstanding.
On January 16, 2018, Pacific Road Resources Funds (“Pacific Road”) exercised its pre-existing non-dilution rights in connection with the acquisitions of NewCastle Gold Ltd. and Anfield Gold Corp. in December 2017, resulting in the issuance of 21.0 million common shares for gross proceeds of $15.2 million (C$19.2 million). The Company incurred $0.5 million in share issuance costs.
(b) Share purchase options
In January 2018, the Company granted 2.7 million (three and six months ended June 30, 2017 - nil) share purchase options to directors, officers, employees and consultants of the Company. The fair value of options granted of $1.4 million was determined using the Black Scholes option pricing model using the following weighted average assumptions:
Exercise price (C$)	$1.15
Risk-free interest rate	2.1%
Volatility	68.6%
Dividend yield	0.0%
Expected life	4.8 years

10

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

8. SHARE CAPITAL (CONTINUED)

At June 30, 2018, the Company had the following options issued and outstanding:
Options Outstanding				Options Exercisable
Range of exercise price (C$)	Number of shares issuable	Weighted average exercise price (C$)	Weighted average remaining contractual life (years)	Number of shares issuable	Weighted average exercise price (C$)
$0.40 - $0.99	6,418,125	$0.59	2.55	6,288,840	$0.59
$1.00 - $1.99	6,283,954	1.18	4.19	3,949,794	1.21
$2.00 - $2.99	810,236	2.78	2.56	803,454	2.79
$3.00 - $3.99	1,793,575	3.57	2.11	1,793,575	3.57
$4.00 - $14.03	25,416	10.36	0.81	25,416	10.36
	15,331,306			12,861,079
The weighted average exercise price of options exercisable at June 30, 2018, was C$1.35. During the three and six months ended June 30, 2018, 0.3 million and 0.4 million options were exercised, respectively (three and six months ended June 30, 2017 - nil).
(c) Share purchase warrants
At June 30, 2018, the Company had the following shares issuable for share purchase warrants issued and outstanding:
Range or exercisable price (C$)	Number of shares issuable	Weighted average exercise price (C$)		Expiry dates
$0.73 - $0.99	18,162,272		$0.89	June 2020 - May 2021
$1.00 - $1.99	17,736,407		1.12	June 2020 - May 2023
$2.00 - $2.99	4,909,670		2.40	April 2019 - August 2021
$3.00 - $3.99	80,466,919		3.00	October 2021
$4.00 - $4.64	2,311,898		4.50	July 2018 - July 2020
	123,587,166
During the six months ended June 30, 2018, 0.6 million warrants were exercised (three months ended June 30, 2017 - nil; six months ended June 30, 2017 - 0.6 million) and 0.1 million warrants expired (three and six months ended June 30, 2017 - 0.6 million).
(d) Restricted share units

During the six months ended June 30, 2018, the Company granted 2.9 million restricted share units (“RSUs”) (three and six months ended June 30, 2017 - nil) and 0.1 million performance based RSUs (“pRSUs”) (three and six months ended June 30, 2017 - nil) to officers and employees. The pRSUs vest on the dates when gold is first poured at Aurizona and when Aurizona reaches commercial production. The fair value of RSUs and pRSUs was determined based on the Company’s share price on the date of issuance. The weighted average share price for RSUs and pRSUs granted in the period was C$1.32.

During the three and six months ended June 30, 2018, the Company issued 0.4 million and 1.2 million common shares, respectively, for RSUs and pRSUS that vested in the period. At June 30, 2018, the Company had 3.1 million RSUs and 1.7 million pRSUs outstanding.

11

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

9. ASSETS HELD FOR SALE AND DISCONTINUED OPERATION

On July 13, 2018, the Company entered into a binding agreement with Inca One Gold Corp. (“Inca One”) and the holder of the 3.5% gold stream on Koricancha for the sale of the Company’s interest in the Koricancha Mill Joint Venture and settlement of its stream obligation for gross consideration of C$19.9 million (US$15.1 million) as follows:

•       $4.6 million in common shares of In ca One, calculated using a deemed Inca One share price of C$0.055;

•       A $6.8 million promissory note payable in: (i) three annual installments of $1.9 million in cash or shares of Inca One at the option of Inca One, and (ii) one installment of $1.1 million in cash two years from closing;

•       $2.2 million in certain recoverable taxes, contingent on collection; and

•       Certain working capital adjustments estimated at $1.5 million payable in cash to Equinox Gold within three years from closing.

The transaction is expected to close in the third quarter of 2018 and is subject to TSX-V approval and satisfaction or waiver of other customary closing conditions.

In connection with the sale of Koricancha, the 3.5% stream on gold production from Koricancha will be extinguished with payment to the stream holder of: (i) $2.1 million in common shares of Inca One, calculated using a deemed Inca One share price of C$0.055, and (ii) $1.9 million in cash two years from closing. The $2.1 million in common shares of Inca One will be paid from the $4.6 million in common shares received as consideration for Koricancha. The Company has characterized the extinguishment of the stream as a cost to sell Koricancha.

The Company determined that Koricancha met the requirements to be classified as held for sale as at June 30, 2018 and as a discontinued operation for the quarter then ended. At June 30, 2018, the Company measured the asset group at the lower of carrying value and fair value less costs to sell (“FVLCS”). The expected purchase consideration was used as the basis for determining the fair value. In performing this assessment, the Company concluded that the expected FVLCS of Koricancha was lower than its carrying value and the Company recognized an impairment loss of $24.1 million as follows:

Goodwill	$22,581
Net assets	9,798
Koricancha carrying value	32,379
Fair value of consideration to the Company, less costs to sell	(8,244)
Impairment	$24,135

This impairment loss was first allocated to goodwill associated with Koricancha and the remainder allocated to property, plant and equipment of Koricancha.

12

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

9. ASSETS HELD FOR SALE AND DISCONTINUED OPERATION (CONTINUED)

The assets and liabilities of Koricancha at June 30, 2018 classified as held for sale are as follows:
				June 30, 2018
Cash				$424
Accounts receivable and prepaid expenses				6,486
Inventory				2,393
Property, plant and equipment				4,163

Assets classified as held for sale				$13,466

Accounts payable and accrued liabilities				$732
Unearned revenue				4,130
Reclamation obligations				360

Liabilities associated with assets held for sale				$5,222

Net assets classified as held for sale				$8,244
The net loss from Koricancha for the three and six months ended June 30 are set out below. The net loss for the respective comparative periods in 2017 from discontinued operations has been re-presented to include Koricancha as classified as discontinued.
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Revenues	$7,084	$3,119	$13,191	$5,779
Operating costs	(8,752)	(3,538)	(15,593)	(6,497)
Amortization	(156)	(146)	(305)	(250)
Impairment	(24,135)	-	(24,135)	-

Loss from operations	(25,959)	(565)	(26,842)	(968)
Other income (expense)	135	78	266	(433)
Net loss from discontinued operation	$(25,824)	$(487)	$(26,576)	$(1,401)

Net loss from discontinued operation attributable to:
Equinox Gold shareholders	(25,292)	(344)	(25,939)	(1,161)
Non-controlling interests	(532)	(143)	(637)	(240)
	$(25,824)	$(487)	$(26,576)	$(1,401)

Loss per share from discontinued operation attributable to Equinox Gold shareholders - basic and diluted	$(0.06)	$(0.00)	$(0.06)	$(0.01)
The comparative cash flows have not been re-presented to include Koricancha as a discontinued operation in that period. The cash flows from discontinued operation for the periods presented are set out below.
Three months ended June 30,			Six months ended June 30,
	2018	2017	2018	2017
Net cash outflows from operating activities	$(51)	$(1,915)	$(2,568)	$(3,972)
Net cash outflows from investing activities	(128)	(113)	(228)	(235)
Net cash outflows	$(179)	$(2,028)	$(2,796)	$(4,207)

13

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

10. EXPLORATION EXPENDITURES
	Three months ending June 30,		Six months ending June 30,
	2018	2017	2018	2017
Drilling	$266	$978	$919	$978
Prefeasibility study	480	883	738	883
Project personnel	855	268	1,774	366
Field and general	1,126	288	1,994	386
Concession fees	-	106	259	341
	$2,727	$2,523	$5,684	$2,954

11. OTHER INCOME
The Company’s other income and expenses are as follows:
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Change in fair value of derivative liabilities (note 7)	$9,951	$21,215	$14,533	$25,685
Change in fair value of marketable securities	(63)	(22)	(507)	351
Loss on settlement of debt (note 6(b))	-	-	(1,299)	-
Foreign exchange gain (loss)	(4,876)	(292)	(5,272)	125
Other income (expense)	(820)	(11)	(547)	322
	$4,192	$20,890	$6,908	$26,483

12. SEGMENTED INFORMATION
Information about the Company’s assets and liabilities by business segment is as follows:
	Aurizona	Castle Mountain	Other	Corporate	Total
June 30, 2018
Total assets	$277,484	$134,860	$48,825	$27,587	$488,756
Total liabilities	(74,289)	(1,102)	(5,354)	(40,955)	(121,700)

December 31, 2017
Total assets	$233,804	$136,395	$73,991	$42,133	$486,323
Total liabilities	(41,561)	(4,248)	(5,873)	(69,264)	(120,946)

Information about the Company’s non-current assets by jurisdiction is detailed below:
			June 30, 2018		December 31, 2017
Brazil			$225,706		$188,732
United States			134,434		134,475
Peru			-		31,578
Canada			25,532		25,357
Mexico			19,460		19,460
Ecuador			189		189
Chile			263		263
			$405,584		$400,054

14

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

13. EARNINGS (LOSS) PER SHARE
Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net income (loss) per share
Basic	$(0.00)	$0.07	$(0.01)	$0.13
Diluted	(0.00)	0.03	(0.01)	0.06

Net income (loss) available to common shareholders - basic	$(1,660)	$11,944	$(5,348)	$15,843
Adjustment to net income for dilutive securities	-	(6,208)	-	(7,541)
Net income (loss) available to common shareholders - diluted	$(1,660)	$5,736	$(5,348)	$8,302

Weighted average shares outstanding - basic	446,312,089	177,732,773	440,730,814	122,986,085
Dilutive securities:
Warrants	-	5,228,340	-	3,083,184
Stock options	-	965,362	-	499,645
RSUs	-	626,113	-	275,369
Weighted average shares outstanding - diluted	446,312,089	184,552,588	440,730,814	126,844,283

Weighted average shares excluded (as anti-dilutive)	138,918,472	92,456,509	138,918,472	90,065,559

14. SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)
During the three and six months ended June 30, the Company conducted the following non-cash investing and financing transactions:
Three months ended June 30,	Six months ended June 30,
2018	2017	2018	2017
Shares issued to settle debenture	$-	$-	$15,504	$-
Non-cash changes in accounts payable in relation to capital expenditures	474	-	1,973	-
Shares, options, warrants and RSUs iss ued on acquisition of Luna	-	-	-	76,817
Shares and warrants issued to settle debt	-	-	-	25,516

Changes in loans and borrowings arising from investing and financing activities during the six month periods ended June 30 were as follows:
June 30, 2018	June 30, 2017
Balance, beginning of period	$43,461	$-
Debt acquired in acquisition of Luna	-	73,103
Carrying value of debt extinguished by issuance of shares	(14,278)	(25,516)
Draws from Sprott facility, net of deferred financing costs	34,381	-
Accretion and accrued interest	2,285	1,015
Cash repayment of long-term debt	(800)	(20,827)
Balance, end of period	$65,049	$27,775

15

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

15. FAIR VALUE MEASUREMENTS
As at June 30, 2018, marketable securities and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants are measured at fair value using Level 2 inputs. The fair value of the debenture and secured debt, for disclosure purposes, are determined using Level 2 inputs. The fair value of the Credit Facility and production-linked liability are determined using Level 3 inputs. The carrying values of cash and cash equivalents, accounts receivable, receivable from Serabi Gold plc (“Serabi”), reclamation bond, and accounts payable and accrued liabilities approximate fair value due to their s hort terms to maturity.

The fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the traded warrants is measured based on th e quoted market price of the warrants at each reporting date. The fair value of the non-traded warrants is determined using an option pricing formula (note 7).

The fair value of the debenture and secured debt for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Credit Facility was determined using the Hull White valuation model. Key inputs include the US dollar swap curve, at-the-money swaption volatilities and the Company’s credit spread.

The fair value of the production-linked liability was determined using a discounted cash flow model. Key inputs to the model include the Aurizona production profile, the US dollar swaps curve and the Company’s credit spread.

There were no transfers between fair value levels during the periods presented.

The following table provides the fair value of each classification of financial instrument:
	June 30, 2018	December 31, 2017
Financial assets:
Loans and receivables
Cash and cash equivalents	$65,244	$67,958
Receivable from Serabi - current portion	-	4,925
Receivable from Serabi - long-term portion	10,401	10,070
Other receivables	261	2,518
Reclamation bonds included in other assets	253	253
Marketable securities	253	3,327
Total financial assets	76,412	89,051

Financial liabilities at FVTPL:
Traded warrants	$12,847	$21,174
Non-traded warrants	10,146	16,610
Other:
Accounts payable and accrued liabilities	7,318	15,156
Debenture	16,950	29,959
Secured debt	-	836
Credit facility	50,359	13,789
Production-linked liability	4,448	4,441
Total financial liabilities	$102,068	$101,965

16

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

16. COMMITMENTS AND CONTINGENCIES
At June 30, 2018, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings and accrued interest	$92,400	$13,368	$31,062	$18,414	$17,592	$11,964	$-
Accounts payable and accrued liabilities	7,318	7,318	-	-	-	-	-
Production-linked payments	6,000	781	2,162	2,220	837	-	-
Reclamation obligations	11,831	-	-	-	-	-	11,831
Purchase commitments	24,946	22,254	2,609	74	9	-	-
Lease commitments	479	288	155	36	-	-	-
In March 2018, the Company awarded a mining contract for the Aurizona Project. The contract has a commitment value estimated at approximately $40 million per annum through September 2025. If the contract is terminated earlier, the Company is subject to a penalty on a sliding scale ranging from 20% to 2% of the balance of the remaining contract value. The Company has Aurizona construction-related purchase commitments totaling $20.8 million through the end of 2018.
Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its condensed consolidated interim financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As of June 30, 2018, the Company recorded a legal provision for these items totaling $2.8 million which is included in other long-term liabilities.
The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. The Company may be required to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a

17

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

16. COMMITMENTS AND CONTINGENCIES (CONTINUED)

five-year statute of limitations. $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

17. ADOPTION OF NEW IFRS PRONOUNCEMENTS
The Company has adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. The adoption of these new IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.
(a) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a cumulative effect approach in restating the opening deficit balance as at January 1, 2018. Comparative periods have not been restated.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied.

Under IFRS 15, the Company recognizes revenue when the following conditions have both been met: the Company has the present right to payment for the transferred asset, and the customer has obtained control of the asset. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in note 2(b) of the annual audited consolidated financial statements for the year ended December 31, 2017, as the condition is generally satisfied when the product has shipped.

The Company’s only revenue generating unit is its discontinued operation, which is party to a metal sales arrangement that will be terminated as part of the disposal of the discontinued operation (note 9).

Based on the Company’s analysis, the timing of when the performance obligation is satisfied and amount of revenue from product sales did not change significantly under IFRS 15. However, IFRS 15 also requires that, for contracts that include a significant financing component, revenue should be recognised at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when they transfer to the customer, i.e. the cash selling price.

The Company determined the metal sales arrangement entered into by the discontinued operation to fund its original construction includes a significant financing component. The Company analyzed the impact of adoption on revenues, finance costs and deferred revenue and recorded a cumulative adjustment to opening deficit and deferred revenue of $0.3 million. There is no significant impact of adoption of IFRS 15 for the three and six months ended June 30, 2018.

18

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

17. ADOPTION OF NEW IFRS PRONOUNCEMENTS (CONTINUED)

(b) IFRS 9, Financial Instruments (“IFRS 9”)

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a full retrospective approach in restating our prior period financial information. The Company has elected not to adopt the hedging requirements of IFRS 9 at this time but may adopt them in a future period.

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: (i) those measured at fair value through profit and loss; (ii) those measured at fair value through other comprehensive income; and (iii) those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.
IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial assets are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial assets. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.
Classification and measurement changes
The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and has summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

19

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

17.	ADOPTION OF NEW IFRS PRONOUNCEMENTS (CONTINUED)

Financial asset	New classification under IFRS 9	Previous classification under IAS 39
Cash and cash equivalents	Amortized cost	Loans and receivables - amortized cost
Accounts receivable and deposits	Amortized cost	Loans and receivables - amortized cost
Reclamation bonds	Amortized cost	Loans and receivables - amortized cost
Other receivables	Amortized cost	Loans and receivables - amortized cost
Marketable securities	Fair value through profit or loss	Available for sale
Financial liability	New classification under IFRS 9	Previous classification under IAS 39
Accounts payable, accrued liabilities, loans and borrowings and production-linked liability)	Financial liabilities - amortized cost	Other financial liabilities - amortized cost
Derivative liabilities	Fair value through profit or loss	Fair value through profit or loss

There has been no change in the carrying value of the Company’s financial instruments resulting from the changes to the measurement categories in the table noted above.
Marketable securities
We did not make the irrevocable classification choice to record fair value changes on our portfolio of marketable securities through other comprehensive income which differs from our accounting policy prior to adoption. We reclassified $0.1 million related to unrealized losses on the change in fair value of marketable equity securities from accumulated other comprehensive income to deficit as at December 31, 2017 (December 31, 2016 - $0.5 million gain). For the three and six months ended June 30, 2017, we reclassified $0.1 million and $0.4 million, respectively from comprehensive income to net income (loss). Subsequent changes in the fair value of marketable securities are recorded in net income (loss).
Expected credit losses
Credit risk arises from cash, cash equivalents and certain receivables. While the Company is exposed to credit losses due to the non-performance of our counterparties, other than amounts receivable from Serabi, there are no significant concentrations of credit risk and the Company does not consider this to be a material risk.
The Company’s primary counterparties related to its cash and cash equivalents carry investment-grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. The Company did not record an adjustment relating to the implementation of the expected credit loss model for its cash and cash equivalents.
The Company has reviewed expected credit losses on its receivables on transition to IFRS 9. Based on the analysis, the Company determined no adjustment was required as a result of implementation of the expected credit loss model.

20

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

18. SUBSEQUENT EVENTS
(a) Related party transaction

At the time of its acquisition by Equinox Gold, Anfield Gold Corp. (“Anfield”) and its largest shareholder, Ross Beaty, offered future support to ensure cash receivable in relation to Anfield’s disposal of its Coringa project (the “Coringa Disposal”) would be realized by Equinox Gold prior to the end of 2018. On August 2, 2018, the Company formalized this offer of support by entering in to a standby loan arrangement (the “Standby Loan”) with its Chairman, Ross Beaty, wherein he will make available up to $12 million that can be used by the Company for the continued development, construction and general working capital requirements of the Company’s Aurizona Gold Mine located in Brazil.

The remaining $12 million receivable under the Coringa Disposal is not due until December 2019 and, when received, will be used to repay any amounts drawn under the Standby Loan.

The Standby Loan is unsecured. In the event the Company draws on the loan and defaults on repayment, Mr. Beaty has the right to assume a share pledge the Company holds as security for its $12 million receivable from Serabi.

The Standby Loan will bear interest and fees at commercial rates, draw availability will be from September 1, 2018 to December 20, 2019 and repayment will not be before the end of the draw availability period, which is expected after receipt of payment of $12 million in relation to receivable due from Serabi.

(b) Solaris Copper spinout

At the annual general and special meeting held on July 26, 2018, Equinox Gold shareholders approved a special resolution in favour of a plan of arrangement (the “Arrangement”) to reorganize the business of Equinox Gold into two companies: Equinox Gold and Solaris Copper Inc. (“Solaris Copper”). The Company received final approval of the Arrangement from the Supreme Court of British Columbia on July 30, 2018.

Under the terms of the Arrangement, the business of Equinox Gold will be reorganized into two companies under the Business Corporations Act (British Columbia). The Arrangement involves, among other things, the distribution of common shares of Solaris Copper (the “Solaris Copper Shares”) to Equinox Gold shareholders through a dividend such that each shareholder will hold: (i) one new common share of Equinox Gold for each common share of Equinox Gold held on the day before the effective date of the Arrangement; and (ii) one-tenth of a Solaris Copper Share for each common share of Equinox Gold held on the day before the effective date of the Arrangement.

Immediately following completion of the Arrangement, which is expected to occur in early August, Equinox Gold’s shareholders, other than any dissenting shareholders, would be issued shares in Solaris Copper so that collectively they would own 60%, with the remaining 40% interest held by Equinox Gold. Equinox Gold warrants, options and restricted share units will be adjusted pursuant to the Arrangement to be exercisable into both companies.

After closing of the Arrangement, new Equinox Gold shares and certain of Equinox Gold’s warrants will continue trading on the TSX-V in Canada under the symbols EQX and EQX.WT, respectively, and on the OTC Market in the United States under the symbols EQXGF and EQXWF, respectively. Solaris Copper Shares will not be listed on any stock exchange after closing of the Arrangement, but the company will be a reporting issuer and will comply with its continuous disclosure obligations including press releases and financial reporting and will consider a potential stock exchange listing.

21

EQUINOX GOLD CORP.

Notes to Condensed Consolidated Interim Statements

For the three and six months ended June 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

18. SUBSEQUENT EVENTS (CONTINUED)

Solaris Copper will hold a 100% interest in the resource-bearing Warintza copper-molybdenum project in Ecuador, a 60% interest in the La Verde preliminary economic assessment stage copper-silver-gold project in Mexico, a 100% interest in the Ricardo early-stage copper property in Chile and earn-in agreements for two early-stage copper prospects in Peru.

(c) Incentive option grants

Pursuant to the Company’s stock option plan and restricted share unit plan, the Company has granted a total of 292,368 restricted share units (“RSUs”) issuable in common shares of the Company to certain directors and employees. The RSUs vest 50% after 12 months from the date of grant and the remaining 50% after 24 months from the date of grant. Incentive stock options were granted to an employee to purchase 15,000 common shares at C$1.00 per share vesting 50% after 12 months and the remaining 50% after 24 months from the date of grant, expiring after a term of five years.

Also pursuant to its restricted share unit plan, the Company has made a one-time grant to its Chairman, Ross Beaty, of four million restricted share units (the “Grant”) with performance-based vesting conditions (“pRSUs”) to be settled in common shares (“Shares”) of the Company if certain performance criteria are met. The pRSUs vest in four separate tranches based on the Company’s share price performance and contain performance multipliers ranging from 1x to 3x, depending on the share price achieved. 15% of the pRSUs (with a 1x multiplier) vest on the Company’s Share price reaching C$1.50; 20% of the pRSUs (with a 2x multiplier) vest on the Company’s Share price reaching C$2.00; 30% of the pRSUs (with a 2.5x multiplier) vest on the Company’s Share price reaching C$2.50; and the remaining 35% of pRSUs (with a 3x multiplier) vest on the Company’s Share price reaching C$3.00. The performance multipliers provide for a total of up to 9.4 million Shares to be issued if all share price thresholds are achieved, however if these thresholds are not achieved, no shares will be issued.

The Grant is valid for five years and any Shares issued in connection with the Grant will have a mandatory hold period of two years, resulting in a long term performance incentive and commitment by Mr. Beaty.

22